Filed pursuant to Rule 497(a)
File No. 333-231940
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Flagship Real Estate Fund

Inception date
Jan 8, 2021

Net assets
$1.4B

Open | Real Estate

Our Flagship Real Estate Fund is designed to deliver long-term appreciation from a diversified portfolio of our most favored real estate investment strategies: build-for-rent housing communities and multifamily and industrial assets in the Sunbelt.

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77
active properties
Subject Property

Overview | Growth & Dividends | Historical Net Returns | Properties | Literature

Fund Overview

The Flagship Real Estate Fund is designed to deliver long-term appreciation from a diversified portfolio of our most favored real estate investment strategies.
The fund primarily invests in real estate across the Sunbelt, with a focus on build-to-rent (BFR) single-family home communities, multifamily, and industrial.

Investment strategy drivers:

- Build-for-Rent housing communities: Shifting consumer preferences coupled with millennials entering their prime family-building phase, we see an opportunity to diversify the Growth eREIT into the next generation of preferred housing options. This strategy complements our workforce, affordably price-point housing investments in that it often captures the tenant that is ready to upgrade from an apartment into a single family home. We expect to see continued strong growth in the SFR sector over the next decade.
- Workforce housing: The U.S. has faced a decadeslong shortage of middle-income housing near employment hubs, sometimes referred to as workforce housing. This limited supply, coupled with housing inflation outpacing wage growth, means that more affordably-priced housing translates to an attractive risk-adjusted return. We believe this demand-supply imbalance will result in well-located workforce housing continuing to appreciate in value over time.
- Low cost basis: Acquiring properties at or below their replacement cost, a strategy known as value investing. In other words, the price paid to acquire a property is less than what it would cost someone else to build a similar property in the same location today.
- High-growth geographies: Investing in assets primarily located in Sunbelt MSAs that are benefiting from demographic changes, improved job growth, and strong economic dynamics leading to asset appreciation, especially within the multifamily and residential sectors.
- Opportunistic investing: Ability to pivot quickly and take advantage of changing market conditions to deploy capital opportunistically across asset classes and markets.

Objective	**Appreciation**
Geographic focus	**National**
Current NAV per share	**$12.46**
Current distribution rate[1]	**0.40%**
Tax reporting	**Form 1099-DIV**

Growth of a $10,000 investment

VALUE

$12,709.42

Since Jan 2021


2021
2022
2023

Dividends on a $10,000 investment

DIVIDEND AMOUNT

$12.32

Q1 2023


2021
2022
2023

Historical net returns

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2023													
NAV at end of period	$12.41	$12.41	$12.47	$12.47	$12.47								$12.47
Dividend	0.0%	0.0%	0.0%	0.0%	0.0%								
Appreciation	0.0%	0.0%	0.5%	0.0%	0.0%								
Total return	**0.0%**	**0.0%**	**0.5%**	**0.0%**	**0.0%**								
2022	0.0%	0.2%	4.4%	0.4%	0.4%	0.4%	0.6%	0.5%	-1.8%	0.2%	0.1%	-7.1%	-1.9%
2021	0.0%	0.0%	0.0%	2.6%	0.3%	5.0%	0.5%	0.3%	11.7%	0.3%	0.3%	5.7%	29.3%

Learn more about the assumptions in this section, or view our full disclosure.

Properties

Property type allocation

Property type	Allocation
Single-family rental	66.1%
Multifamily	21.5%
Industrial	12.4%

Strategy allocation

Strategy	Allocation
Fixed Income	6.2%
Core Plus	49.4%
Value Add	39.0%
Opportunistic	5.3%

Learn more

77 projects

Recently acquired


Subject Property

Montera at Sherrills Ford
Sherrills Ford, NC
STRATEGY Value Add | SIZE $11.2M


HIGHLIGHTED ISSUERS
FirstKey HOMES
Progress Residential
LGI HOMES
BEAZER HOMES

Asset Backed Securities ...
Multiple locations
STRATEGY Fixed Income | SIZE $47.2M



Cottonvale Towns
Savannah, GA
STRATEGY Value Add | SIZE $12.0M



The Gardens at Preston ...
Gallatin, TN
STRATEGY Value Add | SIZE $4.54M


Subject Property

Terrapin Station
Jacksonville, FL
STRATEGY Value Add | SIZE $5.61M



Simmons Trace
Kissimmee, FL
STRATEGY Value Add | SIZE $14.5M



Main Street Townes at L...
Lilburn, GA
STRATEGY Value Add | SIZE $21.3M



Pine Ridge Place
Fountain Inn, SC
STRATEGY Value Add | SIZE $15.8M



Ailsa Village
Myrtle Beach, SC
STRATEGY Value Add | SIZE $27.4M



Sumner Village
North Charleston, SC
STRATEGY Value Add | SIZE $7.32M



Beall Way
Denton, TX
STRATEGY Core Plus | SIZE $28.8M



Industrial
Farmers Branch, TX
STRATEGY Core Plus | SIZE $15.9M

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Literature

All investors should consider the investment objectives, risks and charges and expenses of the Fund carefully before investing. Information regarding such considerations, including the prospectus of the '40 Act registered fund may be found below. Investors should read the prospectus carefully before investing.

- Prospectus — External link
- Statement of Additional Information — PDF attachment
- Notice of Repurchase Offer — PDF attachment
- 2022 Semi-Annual Report — PDF attachment
- Interval Fund Distribution Notice — PDF attachment
- Annual Report for Year-End 2022 — PDF attachment
- Q1 2022 Quarterly Portfolio Holdings — PDF attachment
- Q3 2022 Quarterly Portfolio Holdings — PDF attachment

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[1] Current distribution rate is expressed as a percentage equal to the currently declared distribution amount on an annualized basis (which is calculated by annualizing the current daily cash dividend per share without compounding), divided by the relevant net asset value per share. The current distribution rate shown may be rounded.

A portion of distributions may be a direct result of expense support payments provided by Fundrise Advisors, which are subject to repayment by the Fund within three years. The purpose of this arrangement is to ensure that the Fund bears an appropriate level of expenses. Any such distributions may not be entirely based on investment performance and can only be sustained if positive investment performance is achieved in future periods and/or Fundrise Advisors continues to make such expense support payments. Future repayments will reduce cash otherwise potentially available for distributions. There can be no assurance that such performance will be achieved in order to sustain these distributions. Fundrise Advisors has no obligation to provide expense support payments in future periods.

The Fund may fund distributions from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital, as well as net income from operations, capital and non-capital gains from the sale of assets, dividends or distributions from equity investments and expense support payments from Fundrise Advisors, which are subject to repayment. The sources of distributions may vary periodically. Please refer to the semi-annual or annual reports that will be filed with the SEC for the sources of distributions.

The Fund may be purchased as either part of an investment plan by Fundrise Advisors or individually.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

Copyright © 2023 Fundrise Flagship Real Estate Fund

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